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Federated Equity Funds
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Filed by Federated Equity Funds  pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Touchstone Diversified Small Cap Value Fund and Touchstone Value Opportunities Fund, each a series of Touchstone Funds Group Trust

Subject Company Commission File No. 811-08104

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Press Release

Federated Investors’ Mutual Funds to Acquire $233 Million in Equity Assets from Two Touchstone Mutual Funds

(PITTSBURGH, Pa., May 29, 2009) — Federated Investors, Inc. (NYSE: FII), one of the nation's largest investment managers, today announced a definitive agreement with Touchstone Advisors, Inc. under which Federated would acquire certain assets related to the management of Touchstone Value Opportunities Fund and Touchstone Diversified Small Cap Value Fund.  In conjunction with that acquisition, two Federated mutual funds would acquire approximately $233 million in assets from the two Touchstone mutual funds.  The announcement was made by J. Christopher Donahue, president and chief executive officer of Federated, and Jill T. McGruder, president of Touchstone Funds.

“With the creation of similar funds by Federated following its acquisition of certain assets of Clover Capital Management, Inc. in late 2008, the two fund reorganizations make sense for Touchstone fund shareholders,” McGruder said. “The reorganizations provide consistency in that each fund will continue to be managed by the same team of managers utilizing substantially the same investment strategies and techniques.”

The assets of the $151 million Touchstone Value Opportunities Fund would be reorganized with the Federated Clover Value Fund, and the assets of the $82 million Touchstone Diversified Small Cap Value Fund would be reorganized with the Federated Clover Small Value Fund.

“Federated Clover’s investment team has historically delivered above-market returns with lower-than-average risk in the traditional value space and current Federated Clover fund shareholders can benefit from the increase in assets related to the reorganization of the Touchstone funds’ assets,” Donahue said.  “Federated continues to evaluate multiple acquisition opportunities to add assets to our franchise.”

In late 2008, Federated purchased substantially all of the assets of Clover Capital Management, Inc., which had sub-advised the Touchstone Value Opportunities Fund and Touchstone Diversified Small Cap Value Fund since their respective inception dates.  Since that time, Clover’s business relating to the management of these two Touchstone Funds has been operated within the Federated Clover Investment Advisors division of Federated Global Investment Management Corp., a wholly owned subsidiary of Federated.

The boards of trustees of the Federated funds and the Touchstone funds unanimously approved the planned funds’ reorganizations, which are now subject to certain conditions and approvals, including the approval of each respective Touchstone fund’s shareholders.  It is anticipated that both of the Touchstone funds’ shareholder meetings to approve these proposed reorganizations will be held in August 2009.

The financial terms of the definitive agreement were not disclosed.  A preliminary proxy related to the transaction is expected to be filed with the U.S. Securities and Exchange Commission in May 2009.

About Federated Investors, Inc.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $409.2 billion in assets as of March 31, 2009.  With 158 funds and a variety of separately managed account options, Federated provides comprehensive investment management to nearly 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  Federated ranks in the top 2 percent of money market fund managers in the industry, the top 6 percent of fixed-income fund managers and the top 7 percent of equity fund managers1.  For more information, visit FederatedInvestors.com.

About Touchstone Investments

Touchstone Investments is a mutual fund company committed to providing access to institutional money managers who act in a sub-advisory capacity through a variety of strategically focused mutual funds across styles and asset classes. While its sub-advisors are held to strict performance standards, they work with a large measure of independence and operate within their own demonstrated areas of expertise. Touchstone regularly reviews fund results including investment returns, investment style adherence, and competitive positioning and continually monitors its funds in what it believes to be the best interest of shareholders.

The Touchstone Funds are advised by Touchstone Advisors, Inc., a registered investment advisor, and are offered nationally through intermediaries including broker-dealers, financial planners and institutions by Touchstone Securities, Inc.2  For more information please call 1-800-638-8194 or visit www.touchstoneinvestments.com

1 Strategic Insight, March 31, 2009.  Based on assets under management in open-end funds.

2 Touchstone Funds are distributed by Touchstone Securities, Inc., which is a registered broker-dealer and member FINRA  and SIPC.

For more complete information about Federated funds, please visit FederatedInvestors.com for prospectuses.  For more complete information about the Touchstone funds, please visit www.touchstoneinvestments.com.  You should consider the fund’s investment objectives, risks, charges and expenses carefully before you invest.  Information about these and other important subjects is in the fund’s prospectus, which you should read carefully before investing.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.

Separately managed accounts are made available through Federated Global Investment Management Corp., Federated Investment Counseling and Federated MDTA LLC, each a registered investment advisor.

Federated Securities Corp. is the distributor of Federated funds.

Certain statements in this press release, such as those related to management of the funds after the reorganization, acquisition opportunities, and the timing of the filing of the proxy, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company or industry results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  Among other risks and uncertainties is to maintain continuity of management, the ability of Federated to identify and complete suitable acquisitions, and to file the proxy on the anticipated timetable, and the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission.  Many of these factors may be impacted as a result of the ongoing threat of terrorism.  As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

FII MEDIA:                                                           FII ANALYSTS:                                                     TOUCHSTONE MEDIA:
Meghan McAndrew 412-288-8103                                                                                                              Ray Hanley 412-288-1920Sharon Karp 513-362-8026